Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number 212-455-7026	E-mail Address Bissie.Bonner@stblaw.com

March 24, 2026

Via EDGAR

David L. Orlic

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Golub Capital Private Income Fund I

Registration Statement on Form 10 (File No. 000-56794)

Dear Mr. Orlic:

On behalf of Golub Capital Private Income Fund I (the “Fund”), we hereby transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) responses to written comments received from the Staff on January 8, 2026 with respect to the above-referenced Registration Statement on Form 10, filed with the SEC on October 31, 2025, as amended on December 19, 2025 (the “Registration Statement”).

Together with this response, the Fund has filed a second amended Registration Statement on EDGAR. For convenience of reference, the Staff’s comments have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the second amended Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

GENERAL

1.	Please consider including a fee table at the beginning of the registration statement.

Response: The Fund respectfully declines to include the requested disclosures with respect to the fee table. The Fund is aware that Form N-2 (used for registered public offerings by business development companies) requires a summary of fund fees and expenses that includes estimates of expenses as a percentage of net assets. As the Fund is not making a registered public offering, it is not required to file a Form N-2. The Fund respectfully submits that the current disclosure is consistent with the requirements of Form 10.

Securities and Exchange Commission	March 24, 2026

SHARE REPURCHASE PROGRAM, PAGE 23

2.	Rule 14e-8 under the Securities Exchange Act of 1934 prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the registration statement to limit the discussion of tender offers to general information, such as how any tender offers might be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made should be disclosed in the tender offer documents sent to investors when an offer is made and its terms are established.

Response: The Fund has revised the disclosure on pages 28-29 as follows:

Beginning no later than the second full calendar quarter from the date on which we h~~o~~eld our Initial Closing, and at the discretion of our Board of Trustees, we intend to commence a share repurchase program in which we intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of Common Shares or aggregate NAV) as of the close of the previous calendar quarter ~~prior to the applicable Valuation Date~~. Our Board of Trustees may amend or suspend the share repurchase program at any time if in its reasonable judgment deems such action to be in our best interest and the best interest of our shareholders. For example, in accordance with the Board of Trustees’ fiduciary duty to the Fund and shareholders, it may amend or suspend the share repurchase program during periods of market dislocation where selling assets to fund a repurchase could have a materially negative impact on remaining shareholders. As a result, share repurchases may not be available each quarter. Following any such suspension, the Board of Trustees will reinstate the share repurchase program when appropriate and subject to its fiduciary duty to the Fund and shareholders. We intend to conduct such repurchase offers (also referred to as a tender offer) in accordance with the requirements of Rule 13e-4 under the Exchange Act and the 1940 Act. All Common Shares purchased by us pursuant to the terms of a tender offer will be retired and thereafter will be authorized and unissued shares. ~~Repurchases of Common Shares from shareholders by the Fund will be paid in cash after the expiration of the tender offer within five business days of the last date that shareholders may tender Common Shares for the repurchase offer.~~

Securities and Exchange Commission	March 24, 2026

~~Under our share repurchase program, to the extent we offer to repurchase Common Shares in any particular quarter, we expect to repurchase such shares pursuant to tender offers on or around the last business day of the first month of such quarter using a purchase price equal to the NAV per share as of the last calendar day of the prior quarter (the “Valuation Date”). Shareholders should keep in mind that if they tender Class I Shares in a tender offer with a Valuation Date that is within the 12 month period following the initial issue date of their tendered Class I Shares, such Class I Shares will be subject to an “early repurchase deduction” of 2% of the aggregate NAV of the Class I Shares repurchased (an “Early Repurchase Deduction”). The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder; in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance; for investors in the Promissory Notes Offering; or due to trade or operational error. In addition, our Common Shares may be sold to certain feeder vehicles primarily created to hold the Fund’s Common Shares that in turn offer interests in such feeder vehicles to non-U.S. persons. For such feeder vehicles and similar arrangements in certain markets, we may not apply the Early Repurchase Deduction to repurchase requests made by the feeder vehicles, often including because of administrative or systems limitations. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.~~

In the event the amount of Common Shares tendered exceeds the repurchase offer amount, Common Shares will be repurchased on a pro rata basis based on the total number of Common Shares tendered. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable.

We will have no obligation to repurchase Common Shares, including if the repurchase would violate the restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.

We will offer to repurchase Common Shares on such terms as may be determined by our Board of Trustees in its complete and absolute discretion unless, in the judgment of our Independent Trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our board will exercise its discretion to offer to repurchase Common Shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of Common Shares that you request to have repurchased. If we do not repurchase the full amount of your Common Shares that you have requested to be repurchased, or we determine not to make repurchases of our Common Shares, you will likely not be able to dispose of your Common Shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Shareholders will not pay a fee to us in connection with our repurchase of Common Shares under the share repurchase program~~.~~, except that the Fund will charge a 2% early repurchase fee with respect to any repurchase of Common Shares that have not been outstanding for at least 12 months (the “Early Repurchase Deduction”). The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder; in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance; for investors in the Promissory Notes Offering (as defined below); or due to trade or operational error. In addition, our Common Shares may be sold to certain feeder vehicles primarily created to hold the Fund’s Common Shares that in turn offer interests in such feeder vehicles to non-U.S. persons. For such feeder vehicles and similar arrangements in certain markets, we may not apply the Early Repurchase Deduction to repurchase requests made by the feeder vehicles, often including because of administrative or systems limitations. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

Securities and Exchange Commission	March 24, 2026

The Fund will repurchase Common Shares from shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all shareholders. When the Board of Trustees determines that the Fund will repurchase Common Shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. ~~Shareholders deciding whether to tender their Common Shares during the period that a repurchase offer is open may obtain the Fund’s most recent NAV per share on our website at www.gpifbdc.com. However, our repurchase offers will generally use the NAV per share of the last calendar day of the prior quarter, which may not be available until after the expiration of the applicable tender offer, so you may not know the exact price of Common Shares in the tender offer when you make your decision whether to tender your Common Shares.~~

~~Repurchases of Common Shares from shareholders by the Fund will be paid in cash after the expiration of the tender offer within five business days of the last date that shareholders may tender Common Shares for the repurchase offer. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Common Shares from shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of Common Shares.~~

The majority of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Fund as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our Common Shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer Common Shares than described above, or none at all.

Securities and Exchange Commission	March 24, 2026

Payment for repurchased Common Shares may require us to liquidate portfolio holdings earlier than our Investment Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our Investment Adviser intends to take measures, subject to policies as may be established by our Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Common Shares.

THE TIMING OF OUR REPURCHASE OFFERS…, PAGE 61

3.	Please revise this risk factor in accordance with comment 2 of this letter.

Response: The Fund has revised the risk factor on page 66 as follows:

The timing of our repurchase offers pursuant to our share repurchase program could be at a time that is disadvantageous to our shareholders.

Under our share repurchase program, to the extent we offer to repurchase Common Shares in any particular quarter, we expect to repurchase such Common Shares pursuant to tender offers at the purchase price set forth in the tender offer materials. In the event a shareholder chooses to participate in our share repurchase program and the purchase price is NAV as of a date after the tender offer materials are first sent or given to shareholders, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per Common ~~s~~Share ~~of the class of shares being repurchased~~ will be on the repurchase date. In such case, ~~A~~although a shareholder will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent a shareholder seeks to sell Common ~~s~~Shares to us as part of our periodic share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our Common ~~s~~Shares will be on the repurchase date.

Please call me at (212) 455-7026 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Bissie Bonner
Bissie Bonner

Securities and Exchange Commission	March 24, 2026

cc:	Michael L. Kosoff, Securities and Exchange Commission
David B. Golub, Golub Capital LLC
Christopher C. Ericson, Golub Capital LLC
Wu-Kwan Kit, Golub Capital LLC
Rajib Chanda, Simpson Thacher & Bartlett LLP
Nathan Briggs, Simpson Thacher & Bartlett LLP